9P 3/20

13014985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SISK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 NORTH FRANKLIN
(No. and Street)

BASTROP	LA	71221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. CHARLES SISK — (318) 281-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEARD, MCELROY & VESTAL, LLC
(Name – *if individual, state last, first, middle name*)

333 TEXAS STREET, SUITE 1525	SHREVEPORT	LA	71101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9P 3/21/13

OATH OR AFFIRMATION

I, R. CHARLES SISK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SISK INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. Charles Sisk
Signature

PRESIDENT
Title

Cheré Bennett
Notary Public

CHERE BENNETT
NOTARY PUBLIC
OUACHITA PARISH
LOUISIANA
NOTARY ID NO. 53112
MY COMMISSION IS FOR LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

40

SISK INVESTMENT SERVICES, INC.

BASTROP, LOUISIANA

DECEMBER 31, 2012 AND 2011

HEARD McELROY & VESTAL

LLC

CERTIFIED PUBLIC ACCOUNTANTS

SISK INVESTMENT SERVICES, INC.

BASTROP, LOUISIANA

DECEMBER 31, 2012 AND 2011

SISK INVESTMENT SERVICES, INC.

BASTROP, LOUISIANA

TABLE OF CONTENTS

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS

2808 KILPATRICK BOULEVARD
MONROE, LOUISIANA 71201
318-388-3108 PHONE • 318-323-4266 FAX

302 DEPOT STREET, SUITE A
DELHI, LOUISIANA 71232
318-878-5573 PHONE • 318-878-5872 FAX

February 11, 2013

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of Sisk Investment Services, Inc. (a Louisiana corporation), as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for each of the years in the two-year period ended December 31, 2012. Sisk Investment Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sisk Investment Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy & Vestal, LLC

Shreveport, LA

SISK INVESTMENT SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
Current assets:		
Cash and cash equivalents	-	3,457
Restricted cash	26,607	26,585
Due from stockholder	72,984	-
Property and equipment, net of depreciation	480	480
Total assets	100,071	30,522
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	2,146	3,873
Total current liabilities	2,146	3,873
Stockholder's equity:		
Common stock-no par value, 1,000 shares authorized, issued and outstanding	40,000	40,000
Paid-in capital	22,152	22,152
Retained earnings (deficit)	35,773	(35,503)
Total stockholder's equity	97,925	26,649
Total liabilities and stockholder's equity	100,071	30,522

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues	238,069	215,065
Operating expenses:		
Accounting and legal	12,526	11,248
Bank charges	217	421
Clearing charges	38,716	54,054
Depreciation	-	45
Donations	6,300	6,000
Dues and subscriptions	200	268
Education and seminars	-	979
Insurance	6,368	5,925
Licenses and fees	225	324
Maintenance and repairs	2,620	60
Office expense	220	1,555
Payroll taxes	968	980
Regulatory fees	1,150	923
Rent	110	264
Salaries	12,000	12,000
Sundry charges	1,313	911
Taxes	1,114	940
Telephone	4,494	6,550
Utilities	2,805	2,912
Total operating expenses	91,346	106,359
Operating income	146,723	108,706
Nonoperating income (expense):		
Interest and miscellaneous	14	13
Net income	146,737	108,719

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Paid-In	Retained Earnings	
	Shares	Value	Capital	(Deficit)	Totals
Balance-December 31, 2010	1,000	40,000	22,152	(24,382)	37,770
Net income	-	-	-	108,719	108,719
Shareholder distributions	-	-	-	(119,840)	(119,840)
Balance-December 31, 2011	1,000	40,000	22,152	(35,503)	26,649
Net income	-	-	-	146,737	146,737
Shareholder distributions	-	-	-	(75,461)	(75,461)
Balance-December 31, 2012	1,000	40,000	22,152	35,773	97,925

The accompanying notes are an integral part of the financial statements.

SISK INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net income	146,737	108,719
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	-	45
Increase (decrease) in accrued expenses	(1,727)	2,432
Net cash provided by operating activities	145,010	111,196
Cash flows from investing activities:		
Withdrawal from (addition to) restricted cash accounts	(22)	8,866
Loans to stockholders	(72,984)	-
Net cash provided by (used in) investing activities	(73,006)	8,866
Cash flows from financing activities:		
Distributions to shareholder	(75,461)	(119,840)
Net increase (decrease) in cash and cash equivalents	(3,457)	222
Cash and cash equivalents-beginning of year	3,457	3,235
Cash and cash equivalents-end of year	-	3,457

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

Sisk Investment Services, Inc., ("the Company") is a member firm of the Financial Institution Regulatory Authority (FINRA), organized as a corporation. Securities transactions are executed either through a clearing broker or directly through mutual fund companies. The Company's revenues are derived from commissions earned from securities transactions executed on behalf of its customers, within and without the State of Louisiana. The Company is subject to regulation by the FINRA, the Securities Exchange Commission (SEC) and state regulatory authorities in the various jurisdictions in which the Company operates.

Use of Estimates

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and Cash Equivalents

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Restricted Cash

Cash placed in interest bearing accounts with the clearing broker is not available for general use, and has been classified separately as restricted cash. Such amounts are not deemed to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, with depreciation computed on the straight-line method over an estimated useful life of seven years. Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

2. **Property and Equipment**
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line method. A summary of the categories and their respective lives, cost and accumulated depreciation is as follows:

	December 31, 2012			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	4,867	4,387	480

	December 31, 2011			
	Life	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	7	4,867	4,387	480

3. **Related Party Transactions**
The amount shown on the balance sheet as due from stockholder at December 31, 2012, represents non-interest bearing advances made to the stockholder during the year that remained outstanding at year-end. The Company expects these will be repaid during the following year.

4. **Income Taxes**
The Company has elected small business corporation status under Subchapter S of the Internal Revenue Code. Accordingly, the financial statements contain no provision for income taxes, as the Company's net income or loss is reported in the personal income tax return of the shareholder. However, the Company is required to review various tax positions it has taken with respect to the continued applicability of its tax status as an S corporation, and whether it is appropriately filing tax returns for all jurisdictions for which it has nexus. The Company does not expect this position to change significantly over the next twelve months.

The Company files U.S. federal and Louisiana state income tax returns. The Company's federal and state income tax returns for the tax years 2008 and beyond remain subject to examination by the Internal Revenue Service and La. Department of Revenue.

4. **Concentrations**
Virtually all of the Company's revenues are derived from commissions earned on transactions initiated by the public retirement systems of the State of Louisiana.

Deposits with financial institutions at December 31, 2012 and 2011 did not exceed the applicable federal deposit insurance limit.

5. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 and 2011, the Company had net capital of $97,445 and $26,169, which exceeded the required net capital by $92,445 and $21,169, respectively. The Company's aggregate indebtedness to net capital ratios was .0220 to 1 and .1480 to 1, respectively.

6. **Other Liability Information**
As of December 31, 2012 and 2011, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended December 31, 2012 and 2011.

7. **Subsequent Events**
In accordance with FASB **Accounting Standards Codification Topic 855**, "*Subsequent Events*", the Company evaluated events and transactions that occurred after the balance sheet date but before the financial statements were made available for potential recognition or disclosure in the financial statements. The Company evaluated such events through February 11, 2013, the date for which the financial statements were available for distribution, for potential recognition and disclosure. No subsequent events requiring potential recognition or disclosure were noted.

SUPPLEMENTARY INFORMATION

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS

2808 KILPATRICK BOULEVARD
MONROE, LOUISIANA 71201
318-388-3108 PHONE • 318-323-4266 FAX

302 DEPOT STREET, SUITE A
DELHI, LOUISIANA 71232
318-878-5573 PHONE • 318-878-5872 FAX

February 11, 2013

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Report of Independent Registered Public Accounting Firm on the Supplementary Information

We have audited the financial statements of Sisk Investment Services, Inc., as of and for the year ended December 31, 2012, and our report thereon dated February 11, 2013 which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on Pages 9 through 12 is presented for purposes of additional analysis, and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLC

Shreveport, Louisiana

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

SISK INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2012

Part I		
Total assets		100,071
Less: Total liabilities (exclusive of subordinated debt)		2,146
Net worth (total stockholders' equity)		97,925
Additions to net worth		
Deferred tax provisions		-
Capital before deductions		97,925
Deductions from and/or charges to net worth		
Total non-allowable assets	480	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver – number of items____ less reserves of $___________	-	
Aged short security differences – number of items _____	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities (proprietary – capital charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to net worth		480
Net capital before haircuts on securities positions		97,445
Haircuts on securities:		
Contractual commitments	-	
Subordinated borrowings	-	
Trading and investment accounts:		
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts on securities		-
Net capital		97,445

SISK INVESTMENT SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

DECEMBER 31, 2012

Part II

Minimum net capital requirement		5,000
Minimum net capital requirement of subsidiaries		-
Total net capital requirement		
Total A.I. liabilities from statement of financial condition	2,146	
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts includable in A.I.	-	
Deduct: Adjustment based on Special Reserve Bank Account	-	
Total aggregate indebtedness		2,146
Ratio of aggregate indebtedness to net capital		2.202%
Excess net capital at 1500% (deficiency)		-
Excess net capital at 1000% (deficiency)		-
Net capital in excess of minimum requirements		92,445
Equity as a percent of net worth		100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in formula for reserve	-	
Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation – reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		-
Excess net capital		-
Net capital in excess of –		
6% of aggregate debit items		-
7% of aggregate debit items		-

The accompanying notes are an integral part of this financial statement.

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

AND INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2012

Sisk Investment Securities, Inc. qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

SISK INVESTMENT SERVICES, INC.

STATEMENT REGARDING RECONCILATION OF NET CAPITAL

UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

WITH BROKER FILINGS

DECEMBER 31, 2012

	2012	2011
Net capital as filed per unaudited X-17 A-5 Part IIA	97,445	26,169
Audit adjustments of nonallowable assets on Part IIA	480	480
Net capital per audited financial statements	97,925	26,649

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS

2808 KILPATRICK BOULEVARD
MONROE, LOUISIANA 71201
318-388-3108 PHONE • 318-323-4266 FAX

302 DEPOT STREET, SUITE A
DELHI, LOUISIANA 71232
318-878-5573 PHONE • 318-878-5872 FAX

February 11, 2013

Board of Directors
Sisk Investment Services, Inc.
Bastrop, Louisiana

Report of Independent Registered Public Accounting Firm on Internal Control

In planning and performing our audit of the financial statements of Sisk Investment Services, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including procedures for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sisk Investment Services, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control. However, we noted no matters that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLC

Shreveport, Louisiana